February 10, 2014

Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amber Road, Inc. Confidential Draft Registration Statement on Form S-1 First submitted on July 12, 2013 CIK No. 0001314223

Dear Mr. Shuman:

On behalf of Amber Road, Inc. (the “Company”), we are hereby publicly filing a registration statement on Form S-1, which the Company first confidentially submitted to the Securities and Exchange Commission (“Commission”) on July 12, 2013 (the “Registration Statement”). The Registration Statement was most recently amended by confidential submission No. 3 on October 24, 2013.

The Company has revised the Registration Statement to reflect its responses to the October 24, 2013 comments (the “Comment Letter”) from the Commission staff (the “Staff”). In order to facilitate your review of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter.

Overview, page 1

1.	We note your response to prior comment 3. Please further revise to explain clearly how product costs can be reduced by 25% or more, and explain how you have extrapolated this figure from the referenced duties and tax schedule. Further as requested in our prior comment, ensure that you disclose the range of savings achieved, expressed as maximum and minimum amounts, and also disclose the nature of the distribution of cost savings experienced.

RESPONSE: In response to the Staff’s comment, the Company has removed from the Registration Statement the reference to processing trade reducing product costs by 25% or more.

Business

Our Customers, page 79

2.	We note that you disclose average revenues from enterprise and mid-market customers for 2012. Please tell us whether you considered providing average revenues from enterprise and mid-market customers in this section for 2011 and 2010.

Mark P. Shuman February 10, 2014 Page 2

RESPONSE: The Company respectfully advises the Staff that while it considered providing average revenues from enterprise and mid-market customers for prior periods, it declined to do so because this is not a metric that it tracks over time in managing its business. Accordingly, the Company has omitted the prior periods from the Registration Statement in order to avoid investors placing undue emphasis on them.

3.	Please include a narrative discussion of information you provided in response to prior comment 9. Ensure that any revenue averages are tied to specific period.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure on page 80 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 104

4.	In response to prior comment 11, you state that Mr. Kae-por F. Chang’s employment letter is not a material contract under Item 601(b) of Regulation S-K. However, it appears that this contract is required to be filed pursuant to Item 601(b)(10)(ii)(A). Accordingly, please file this agreement or provide us with your analysis of why such agreement is not required to be filed. Further, ensure that you provide a materially complete description of the economic terms of the Share Purchase Agreement, including any material rights and obligations of Mr. Chang and the Company under the agreement.

RESPONSE: Upon further consideration of Mr. Chang’s relationship with the Company, the Company has updated the disclosure on page 106 of the Registration Statement to describe Mr. Chang’s employment letter as a related party transaction. The Company notes that the form, amount and timing of the compensation it pays to Mr. Chang pursuant to this letter is substantially similar to that which it pays to its other senior management team members whose names are disclosed in the Registration Statement (but less than that of its named executive officers). Mr. Chang’s compensation, which is summarized on page 106, is small in relation to the Company’s overall expenses and similar to what other similarly situated technology companies pay their senior employees. As such, the Company has determined that Mr. Chang’s agreement is not required to be filed under Item 601(b)(10)(ii)(A) because, pursuant to the lead-in to subpart (A) appearing in 601(b)(10)(ii), the agreement with Mr. Chang is immaterial in amount and significance to the Company.

Consolidated Financial Statements

Note 8. Stockholders’ Equity

(m) Restricted Stock, page F-27

5.	We note from your response to prior comment 53 of our letter dated August 8, 2013 that variable accounting has been applied to your vested restricted stock awards and liability classification is appropriate. Please tell us in which liability line item you are recording these adjustments. In this regard, it would appear per your Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Deficit on pages F-6 and F-7 that you are currently recording these adjustments in common stock. Please advise.

Mark P. Shuman February 10, 2014 Page 3

RESPONSE: The Company reviewed its prior response to comment 53 of the Staff’s letter dated August 8, 2013 and notes that its description of the restricted stock as a liability classified award was not accurate. As the Staff noted in its comment, the Company has treated the restricted stock as an equity award in its financial statements. As this equity classification is appropriate for these shares, the Company has not revised the Registration Statement in this regard.

Additional Information for the Staff

6.	Testing-the-waters Communications.

NOTE: The Company previously advised the Staff that it had not utilized or authorized any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. In January 2014, the Company engaged in testing-the-waters communications and accordingly, pursuant to its undertaking to the Staff, is furnishing separately a copy of the written materials that accompanied such testing-the-waters communications.

Thank you for reviewing the Registration Statement. Should you have any questions, please do not hesitate to contact Victor H. Boyajian at (212) 768-5349 or me at (212) 398-5787.

Sincerely,

Ira L. Kotel, Esq.

Enclosures

cc:	James W. Preuninger Thomas E. Conway Elliot Brecher, Esq. Amber Road, Inc. Kenneth J. Gordon, Esq. Goodwin Procter LLP Victor H. Boyajian, Esq. Dentons US LLP